AH
3/11/03

CM

S ... ES
E COMMISSION
20549

03014041

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR - 3 2003
WASH, D.C.
181
SECTION

SEC FILE NUMBER
8- 25603

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cronos Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Front Street, 15th Floor
(No. and Street)

San Francisco CA 94111
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dennis J. Tietz (415) 677-8990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

50 Fremont Street San Francisco CA 94105
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dennis J. Tietz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cronos Securities Corp., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TIFFANY M. CHAN
Commission # 1392453
Notary Public - California
San Francisco County
My Comm. Expires Jan 2, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

(SEC I.D. No. 8-25603)

Financial Statements and
Supplemental Schedules for the year ended
December 31, 2002 and
Independent Auditors' Report and
Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of Cronos Capital Corp.)

Table of Contents

This report contains (check all applicable boxes):

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Cronos Securities Corp.
San Francisco, California

We have audited the accompanying statement of financial condition of Cronos Securities Corp. (the "Company"), (a wholly-owned subsidiary of Cronos Capital Corp.) as of December 31, 2002, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Cronos Securities Corp. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 8 and 9 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 14, 2003

Deloitte
Touche
Tohmatsu

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

Statement of Financial Condition

December 31, 2002

ASSETS

Cash and cash equivalents	$	67,427
Other assets		32
Deferred income tax asset		14,858
Total assets	$	82,317

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	13,720
Income tax payable		800
Total liabilities		14,520
Shareholder's equity:		
Common stock, no par value. Authorized 100,000 shares; issued and outstanding: 1,000 shares, assigned value $10,000		10,000
Retained earnings		57,797
Total shareholder's equity		67,797
Total liabilities and shareholder's equity	$	82,317

The accompanying notes are an integral part of these financial statements.

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

Statement of Operations

For the year ended December 31, 2002

Interest income	$	848
Operating expenses		(20,677)
Loss before income taxes		(19,829)
Income tax benefit		6,208
Net loss	$	(13,621)

The accompanying notes are an integral part of these financial statements.

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

Statement of Changes in Shareholder's Equity

For the year ended December 31, 2002

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balances at January 1, 2002	1,000	$ 10,000	$ 71,418	$ 81,418
Net loss	-	-	(13,621)	(13,621)
Balances at December 31, 2002	1,000	$ 10,000	$ 57,797	$ 67,797

The accompanying notes are an integral part of these financial statements.

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

Statement of Cash Flows

For the year ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (13,621)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in other assets	107
Decrease in accrued income tax receivable	8,481
Increase in deferred income tax asset	(14,858)
Decrease in accounts payable and accrued expenses	(1,012)
Decrease in deferred income tax liability	(630)
Increase in income tax payable	800
Total adjustments	(7,112)
Cash used in operating activities	(20,733)
Net decrease in cash and cash equivalents	(20,733)
Cash and cash equivalents at beginning of year	88,160
Cash and cash equivalents at end of year	$ 67,427

The accompanying notes are an integral part of these financial statements.

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

Notes to Financial Statements

December 31, 2002

(1) Summary of Significant Accounting Policies - Nature of Operations and Organization

Cronos Securities Corp. ("CSC"), was incorporated in the state of California in October of 1980 and began operations in 1981. CSC is a registered broker and dealer in securities, and a member of the National Association of Securities Dealers, Inc. To date, the sales activity of CSC has been as an underwriter for the offer and sale of limited partnership interests in those partnerships sponsored by Cronos Capital Corp. ("CCC").

CSC is a wholly-owned subsidiary of CCC. The Cronos Group ("Cronos" or the "Parent Company"), is the indirect corporate parent of CCC. Cronos is a limited liability company incorporated in Luxembourg. The principal activity of Cronos and its subsidiaries is the leasing of marine containers, which are owned either by third-party container owners or Cronos, to ocean carriers. The financial condition, results of operations and cash flows of CSC are indirectly dependent in substantial part on actions taken by the management and the Board of Directors of Cronos.

CSC uses the accrual method of accounting for both financial reporting and income tax purposes. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("USGAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(2) Cash and Cash Equivalents

Cash equivalents include money market funds that invest in highly liquid first-tier securities. Cash equivalents in these accounts are carried at cost which approximates fair value, and at times, may exceed federally insured limits. CSC has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

(3) Income Taxes

Under the terms of an intercompany tax allocation agreement, CSC's federal income tax and state franchise tax are filed on a consolidated and combined return basis, respectively, with CCC. Accrued income tax liability in the accompanying financial statements are payable to CCC at December 31, 2002.

In accordance with the intercompany tax sharing agreement, CSC is allocated income taxes to the extent it reduces the consolidated group tax liability.

(continued)

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

Notes to Financial Statements

December 31, 2002

(3) Income Taxes - (Continued)

The components of income tax expense (benefit) are as follows for the year ended December 31, 2002:

	2002		
	Current	Deferred	Total
Federal	$ -	$ (7,008)	$ (7,008)
State	800	-	800
	$ 800	$ (7,008)	$ (6,208)

The deferred income tax asset for the year ended December 31, 2002 consists primarily of net operating loss carryforwards to future years.

The actual tax expense differs from the "expected" tax expense (computed by applying the U.S. Federal corporate tax rate of 34% to earnings before income taxes) due primarily to state taxes.

(4) Net Capital Requirements

CSC, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule").

Under the computation provided by the Rule, CSC is required to maintain "net capital" equal to the greater of $5,000 or 6.67% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2002, CSC had a net capital requirement of $5,000 with "aggregate indebtedness" and "net capital" of $14,520 and $52,907, respectively, yielding a ratio of aggregate indebtness to net capital of .27 to 1.

(5) Membership in the National Association of Securities Dealers ("NASD")

CSC's securities business has consisted of supervising the offer and sale of the limited partnership interests in limited partnerships organized by its parent, CCC. The most recent CCC sponsored offering terminated in February 1997. Since that time, CCC has not organized additional limited partnership programs, nor has CSC transacted business in any branch of the investment banking or securities business. As a result, the National Association of Securities Dealers, Inc. ("NASD") contacted CSC during 2000 regarding the requirements of Article III, Section 1(a) of the NASD's Bylaws, which stipulate the eligibility requirements for continued membership in the NASD. Management is currently evaluating the options regarding CSC's continued membership in the NASD, as well as the long-term plans regarding CSC's continued operations. Management expects to reach a decision regarding this matter in 2003.

Schedule 1

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

Computation of Net Capital for Brokers and Dealers Pursuant
to Rule 15c3-1 under the Securities Exchange Act of 1934

December 31, 2002

Shareholder's equity	$	67,797
Less non-allowable assets:		
Other assets and deferred income tax asset		14,890
Net capital as defined	$	52,907
Minimum net capital required to be maintained (the greater of $5,000 or 6.67% of aggregate indebtedness of $14,520)	$	5,000
Net capital in excess of requirements	$	47,907
Excess net capital at 1000%	$	51,455
Ratio of aggregate indebtedness to net capital		.27 to 1

No material differences exist between the above computation and amounts included in the Company's corresponding unaudited Form X-17a-5 filing as of December 31, 2002. Therefore, no reconciliation of the two computations is deemed necessary.

Schedule 2

CRONOS SECURITIES CORP.
(a wholly-owned subsidiary of
Cronos Capital Corp.)

Computation for Determination of Reserve Requirements for Brokers
and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

December 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2) of the Rule.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105-2230

Tel: (415) 783-4000
Fax: (415) 783-4329
www.deloitte.com

Deloitte & Touche

February 14, 2003

The Board of Directors
Cronos Securities Corp.
San Francisco, California:

In planning and performing our audit of the financial statements of Cronos Securities Corp. (the "Company"), (a wholly-owned subsidiary of Cronos Capital Corp.) for the year ended December 31, 2002 (on which we issued our report dated February 14, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.18. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may

become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP